Exhibit 99.1

Annual Meeting of Shareholders
of Yamana Gold Inc. (the “Company”)

May 4, 2017

REPORT OF VOTING RESULTS

National Instrument 51-102 - Continuous Disclosure Obligations

Section 11.3

Matters Voted Upon

		Votes By Ballot
	Outcome of Vote	Votes For	Votes Withheld
1. On a vote by ballot, each of the 11 nominees set forth in the Company’s 2017 Information Circular was elected as a director of the Company.
(1) John Begeman	Carried	395,409,058	41,570,985
		(90.49%)	(9.51%)
(2) Christiane Bergevin	Carried	409,802,843	27,177,200
		(93.78%)	(6.22%)
(3) Alexander Davidson	Carried	358,986,309	77,993,734
		(82.15%)	(17.85%)
(4) Richard Graff	Carried	395,127,321	41,852,722
		(90.42%)	(9.58%)
(5) Kimberly Keating	Carried	409,971,310	27,008,733
		(93.82%)	(6.18%)
(6) Nigel Lees	Carried	394,140,696	42,839,347
		(90.20%)	(9.80%)
(7) Peter Marrone	Carried	375,206,713	61,773,330
		(85.86%)	(14.14%)
(8) Patrick J. Mars	Carried	385,084,902	51,895,141
		(88.12%)	(11.88%)
(9) Carl Renzoni	Carried	394,710,264	42,269,779
		(90.33%)	(9.67%)
(10) Jane Sadowsky	Carried	409,941,524	27,038,519
		(93.81%)	(6.19%)
(11) Dino Titaro	Carried	395,188,061	41,791,982
		(90.44%)	(9.56%)

		Votes By Show of Hands
	Outcome of Vote	Votes For	Votes Withheld
2. On a show of hands, Deloitte LLP were appointed auditors of the Company to hold office until the close of the next annual meeting of shareholders or until their successors are appointed.	Carried	549,838,628 (96.04%)	22,649,897 (3.96%)

		Votes By Ballot
	Outcome of Vote	Votes For	Votes Against
3. On a vote by ballot, an advisory resolution on executive compensation approach as described in the Company’s 2017 Information Circular was approved.	Carried	403,572,305 (92.35%)	33,407,735 (7.65%)